

FIDUCIARY
MANAGEMENT, INC.
Investment Counsel

COPY

December 6, 2006

Securities & Exchange Commission
450 5th Street, NW
Judiciary Plaza
Washington, DC 20549

RE: FMI Funds, Inc.
FMI Large Cap Fund
SEC File No. 811-007831

Gentlemen:

On behalf of the above mentioned Fund, we are enclosing a copy of an advertisement that will be provided to prospective shareholders.

Please stamp and date the enclosed copy of this letter upon receipt and return in the envelope provided. If you have any comments regarding the enclosures, please feel free to contact me at (414) 226-4556 or by mail to the address above. Thank you.

Sincerely,

Camille F. Wildes

Camille F. Wildes
Vice President Fund Administrator

enclosure

100 East Wisconsin Avenue, Suite 2200 • Milwaukee, Wisconsin 53202
414-226-4545 • Fax 414-226-4522 • www.fiduciarymgt.com